Annual Notice Dated May 1, 2026

THE ATLAS PORTFOLIO BUILDER VARIABLE ANNUITY
Issued through
Transamerica Life Insurance Company

Retirement Builder Variable Annuity Account
This Annual Disclosure Notice (“Notice”) provides certain updated information about The Atlas Portfolio Builder Variable Annuity, a flexible premium deferred variable annuity policy (“Policy”), which is no longer available for purchase.

Transamerica Life Insurance Company (“Transamerica”) is providing this Notice in lieu of an updated prospectus for the Policy in reliance on the Securities and Exchange Commission’s position on modernized alternative disclosures for discontinued variable annuity offerings. Updated audited financial statements for Transamerica Life Insurance Company and for Retirement Builder Variable Annuity Account (“Separate Account”) are available, free of charge, at http://dfinview.com/Transamerica/TAHD/89352F418?site=VAVUL . In addition, current summary prospectuses, statutory prospectuses, statements of additional information, and the most recent shareholder reports for the funds available under the Policy (“Funds”) are available, free of charge, at the same website address as above. To request a free paper or e-mail copy of any of these materials, please call (800) 525-6205, Monday through Thursday 8 - 6:30, or Friday 8 - 5:30 ET.

Your Policy prospectus dated May 1, 2007, as supplemented, is incorporated herein by reference and contains more information about the Policy’s features, benefits, and risks.

Additional information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

SPECIAL TERMS
Administrative Office - Transamerica Life Insurance Company, Attention: Customer Care Group, 6400 C Street SW, Cedar Rapids, IA 52499, (800) 525-6205.
Annuity Date - The date on which the annuitization phase of the Policy begins.
Excess Interest Adjustment - A positive or negative adjustment to amounts surrendered (both partial or full surrenders and transfers) or applied to annuity payment options from the Fixed Account guaranteed period options prior to the end of the guaranteed period. The adjustment reflects changes in the interest rates declared by Transamerica since the date any payment was received by (or an amount was transferred to) the guaranteed period option. The excess interest adjustment can either decrease or increase the amount to be received by the Owner upon surrender (either full or partial) or commencement of annuity payments, depending upon whether there has been an increase or decrease in interest rates, respectively.
Fixed Account - One or more investment choices under the Policy that are part of Transamerica’s general assets and are not in the Separate Account.
Guaranteed Period Options - The various guaranteed interest rate periods of the Fixed Account, which Transamerica may offer, into which premium payments may be paid or amounts transferred.
Owner (You, Your) — The person who may exercise all rights and privileges under the Policy. The Owner during the lifetime of the annuitant and before the annuity commencement date is the person designated as the Owner in the information that we require to issue a Policy.
Policy Value - On or before the annuity commencement date, the policy value is equal to the Owner’s:
  premium payments; minus
  partial surrenders (including the net effect of any applicable excess interest adjustment and surrender charges on such surrenders); plus interest credited in the Fixed Account; plus or minus
  accumulated gains or losses in the Separate Account; minus any applicable premium or other taxes, transfer fees, and other charges, if any.
Policy Year - A Policy Year begins on the Policy date and on each anniversary thereafter.
Separate Account – Retirement Builder Variable Annuity Account, a Separate Account established and registered as a unit investment trust under the Investment Company Act of 1940, as amended (the “1940 Act”), to which premium payments under the policies may be allocated.
Subaccount - A subdivision within the Separate Account, the assets of which are invested in specified underlying fund portfolios.

SUMMARY OF POLICY FEATURES THAT HAVE CHANGED
The information in this Notice is a summary of certain Policy features that have changed since the last current Prospectus. This may not reflect all the changes that have occurred since You entered Your Policy.
  For changes in the names of certain portfolios and/or Advisers/Subadvisers please refer to the Appendix – Investment Options Available Under the Policy.
  For updated portfolio expense information please refer to Policy and the Appendix – Investment Options Available Under the Policy
  For updated portfolio performance information please refer to the Appendix – Investment Options Available Under the Policy.

important INFORMATION you should consider about the POLICY

Your Policy prospectus dated May 1, 2007, as supplemented, contains more information about the Policy’s features, benefits, and risks in addition to what is listed below.

	FEES AND EXPENSES			Location in Prospectus
Are There Charges for Early Withdrawal?
Yes. If You withdraw money from the Policy within 5 years following Your last premium payment, You will be assessed a surrender charge of up to 7% of the premium withdrawn. The surrender charge declines over time and is 0% after the fifth Policy Year.

Example: If You make an early withdrawal, You could pay a surrender charge of up to $7,000 on a $100,000 investment. This loss will be greater if there is a negative Policy Adjustment, taxes, or tax penalties.

In addition, withdrawals, surrenders, or transfers from the Fixed Account guaranteed period options before the end of the guaranteed period may be subject to an Excess Interest Adjustment, which can increase or decrease the amount You receive. This adjustment reflects changes in interest rates since the date of allocation.
Summary – Expenses Expenses
Are There Transaction Charges?
Yes. In addition to surrender charges and any applicable Policy Adjustments, You may be charged for other transactions under the Policy.

Transfer Fee: Currently no charge for the first 12 transfers per Policy Year; thereafter, $40 per transfer may apply.
Special Service Fee: Up to $25 for certain special services (e.g., overnight delivery).
Premium Taxes: Deducted upon annuitization, full surrender, or payment of a death benefit that currently range from 0% to 3.50% depending on the state.
Summary – Expenses Expenses
Are There Ongoing Fees and Expenses? (annual charges)
Yes. The table below describes the fees and expenses that You may pay each year, depending on the options You choose. Please refer to Your Policy specifications page for information about the specific fees You will pay each year based on the options You have elected.
Annuity Policy Fee Table and Expense Examples Investment Choices
	Annual Fee	Minimum	Maximum
	Base Policy[1]	1.40%	1.60%
	Portfolio Company (fund fees and expenses)[2],3	0.61%	1.26%
	Optional Benefit Expenses (if elected)[4]	0.25%	0.85%
1As a percentage of average Account Value.
2As a percentage of portfolio assets.
[3]See below Appendix: Investment Options Available Under the Policy for more information.
4As a percentage of the base benefit or Policy Value.
Because Your Policy is customizable, the choices You make affect how much You will pay. To help You understand the cost of owning Your Policy, the following table shows the lowest and highest cost You could pay each year based on current charges. This estimate assumes that You do not take withdrawals from the Policy, which could add surrender charges and negative Policy Adjustments that substantially increase costs.

	Lowest Annual Cost $2,040	Highest Annual Cost $5,021
	Assumes:	Assumes:
Investment of $100,000 5% annual appreciation Least expensive Portfolio Company fees and expenses No optional benefits No sales charges No additional Premium Payments, transfers, or withdrawals
  Investment of $100,000
  5% annual appreciation
  Most expensive combination of optional benefits and Portfolio Company fees and expenses
  No sales charges
  No additional Premium Payments, transfers, or withdrawals

	RISKS			Location in Prospectus
Is There a Risk of Loss From Poor Performance?
You can lose money by investing in this Policy. The value of Your Policy depends on the performance of the investment options You select, which may increase or decrease. There is no guarantee that You will earn a return on Your investment.

You bear the entire investment risk with respect to all Policy Value in any subaccount. You could lose the amount that You invest.
Summary – The Annuity Policy
Is This a Short-Term Investment?	No. This Policy is not a short-term investment and is not appropriate for an investor who needs ready access to cash. It is designed for long-term retirement or investment purposes.			Summary – The Annuity Policy
What are the Risks Associated with Investment Options?
An investment in this Policy is subject to the risk of poor investment performance and can vary depending on the performance of the Investment Options You select. Each Investment Option—including variable subaccounts and the Fixed Account—has its own unique risks. You should carefully review the available Investment Options and their prospectuses before making an investment decision.
  Variable Subaccount: The value of Your investment will fluctuate with the performance of the underlying portfolios. You could lose some or all of Your investment.
  Fixed Account: Offers a guaranteed minimum interest rate during the guaranteed period, but amounts withdrawn before the end of the guaranteed period may be subject to an Excess Interest Adjustment, which could reduce the amount You receive.
Summary – The Annuity Policy Investment Choices
What are the Risks Related to the Insurance Company?
An investment in this Policy is subject to risks related to the Insurance Company. Any obligations under the Policy—including guarantees, death benefits, and amounts allocated to the Fixed Account—are subject to the claims-paying ability of Transamerica Life Insurance Company.

More information about Transamerica Life Insurance Company, including its financial strength ratings, is available by visiting transamerica.com or by calling toll-free (800) 525-6205.
Other Information - Transamerica Life Insurance Company
	RESTRICTIONS			Location in Prospectus
Are There Restrictions on the Investment Options?
Yes. The Policy imposes restrictions that can limit which Investment Options You may choose and how You transfer among them.
Availability of Investment Options
  Transamerica may remove a portfolio or limit the availability of certain portfolios to new premiums and/or transfers. It also does not guarantee that any subaccount (or the Fixed Account) will always be available, and it may limit the number of subaccounts You can use at one time.
  Transfers Among Options
  During the accumulation phase, transfers are permitted, subject to limits. The insurer may limit the number, size, frequency, manner, or timing of transfers and may assess a $10 fee for each transfer in excess of 12 per Policy Year.
  Fixed Account Limits
  Transfers from a Fixed Account guaranteed period option are generally allowed only at the end of the guaranteed period or for periodic interest-only transfers; otherwise, an Excess Interest Adjustment may apply. During the income phase, You cannot transfer out of the Fixed Account. The insurer may prohibit transfers to the Fixed Account and may refuse premium payments to the Fixed Account.
In addition, to deter market timing or disruptive trading, the insurer may restrict transfer privileges, reject premium or transfer requests, revoke expedited (phone/online) transfer access, or impose holding period requirements. Transamerica also reserves the right to restrict or refuse any premium payment and to stop accepting additional premium payments(e.g., to certain options or the Fixed Account.
Investment Choices Purchase - Allocation of Premium Payments
Are There any Restrictions on Policy Benefits?
Yes. Certain benefits under the Policy have restrictions and conditions that may affect their availability or continuation.

Death Benefits: The guaranteed minimum death benefit option must be selected at issue and cannot be changed later. The death benefit terminates upon annuitization and is subject to age and policy provisions.
Optional Riders: Riders such as Beneficiary Earnings Enhancement and Beneficiary Earnings Enhancement – Extra II may only be elected at issue (or under specific conditions) and terminate upon annuitization or payment of the rider benefit. These riders have issue age limits and may not be available in all states.
Impact of Withdrawals: Withdrawals that exceed limits specified by the terms of a benefit may reduce the benefit by more than the amount withdrawn or terminate the benefit. For example, partial surrenders reduce the guaranteed minimum death benefit by an adjusted amount, which can be greater than the withdrawal amount.
Living Benefits: If elected, living benefit riders (e.g., 5 for Life) have specific withdrawal limits. Exceeding these limits can reduce or eliminate the benefit.
Company Rights: Transamerica reserves the right to modify or discontinue optional benefits for new elections, subject to regulatory approval.
Family Protection Feature Additional Features Expenses
	TAXES			Location in Prospectus
What Are the Policy’s Tax Implications?
You should consult with a tax professional to determine the tax implications of investing in this Policy and receiving purchase payments or withdrawals.
  No Additional Tax Benefit: There is no additional tax advantage if the Policy is purchased through a tax-qualified plan or IRA because these plans already provide tax deferral.
  Taxation of Withdrawals: Withdrawals and other distributions are generally subject to ordinary income tax on earnings and may be subject to a 10% federal tax penalty if taken before age 59½.
  Death Benefits and Annuity Payments: These are also generally taxable as ordinary income.
  State and Local Taxes: Additional taxes may apply depending on Your state of residence.
Taxes
	CONFLICT OF INTEREST			Location in Prospectus
How Are Investment Professionals Compensated?
Some investment professionals may receive compensation for selling this Policy. Compensation is typically paid in the form of:
  Commissions on the sale of the Policy, which may be a percentage of the premium You pay.
  Revenue sharing or marketing support payments made by the Insurance Company or its affiliates to selling firms.
  Other incentives, such as non-cash compensation (e.g., trips, meals, or promotional events) provided to selling firms or their representatives.
These payments may create a financial incentive for an investment professional to recommend this Policy over another investment. You should ask Your investment professional how they are compensated and whether they have any conflicts of interest.

Our current affiliate, Transamerica Capital, LLC (“TCL”) (formerly Transamerica Capital, Inc. (TCI)) is the principal underwriter and may share the revenue we earn on this Policy with Your investment professional’s firm.
Other Information - Distributor of the Policies
Should I Exchange My Policy?
You should only exchange Your Policy if, after comparing the features, fees, and risks of both Policies, and considering any surrender charges or penalties on Your existing Policy, You determine that purchasing the new Policy is in Your best interest. Some investment professionals may have a financial incentive to recommend that You exchange Your existing Policy for a new one.
Other Information – Exchanges and Reinstatements

APPENDIX

INVESTMENT OPTIONS AVAILABLE UNDER THE POLICY
The following is a list of current Portfolio Companies available under the Policy, which are subject to change as discussed in this prospectus. Depending on the optional benefits You choose, You may not be able to invest in certain Portfolio Companies.
Certain Subaccounts may not be available in all states, at all times or through all financial intermediaries. We may discontinue offering any Subaccount at any time. In some cases, a Subaccount not available through a financial intermediary may be obtained by contacting us directly. For more information on the options available for electing a Subaccount, please contact Your financial intermediary or our Administrative Office.
More information about the Portfolio Companies is available in the prospectuses for the Portfolio Companies, which may be amended from time to time and can be found online at http://dfinview.com/Transamerica/TAHD/89352F418?site=VAVUL
You can also request this information at no cost by calling our Administrative Office at (800) 525-6205.
The current expenses and performance below reflect fees and expenses of the Portfolio Companies, but do not reflect the other fees and expenses that Your Policy may charge. Expenses would be higher, and performance would be lower if these other charges were included. Each Portfolio Company’s past performance is not necessarily an indication of future performance.

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser(1)	Current Expenses	1 year	5 years	10 years
Long-term growth of capital.	AB Sustainable Global Thematic Portfolio - Class B Advised by: AllianceBernstein L.P.	1.26%	6.02%	3.02%	9.80%
To seek long-term capital appreciation.	BNY Mellon Sustainable U.S. Equity Portfolio, Inc. - Initial Advised by: BNY Mellon Investment Adviser, Inc.	0.66%	15.97%	11.93%	13.56%
Seeks long-term capital growth consistent with the preservation of capital. Its secondary goal is current income.	BNY Mellon VIF Appreciation Portfolio - Initial Advised by: BNY Mellon Investment Adviser, Inc.; Sub-Advised by: Fayez Sarofim & Co., LLC	0.85%	10.07%	9.37%	12.92%
Seeks long-term capital growth, current income and growth of income consistent with reasonable investment risk.	BNY Mellon VIF Growth and Income Portfolio - Initial Advised by: BNY Mellon Investment Adviser, Inc.; Sub-Advised by: Newton Investment Management North America, LLC	0.91%	16.83%	14.22%	14.66%
Seeks capital growth.	BNY Mellon VIF Small Cap Portfolio - Initial Advised by: BNY Mellon Investment Adviser, Inc.; Sub-Advised by: Newton Investment Management North America, LLC	0.83%	10.99%	4.26%	7.83%
Seeks to maintain a stable net asset value (NAV) of $1.00 per Share. The Fund’s investment objective is to provide current income consistent with stability of principal and liquidity.	Federated Hermes Government Money Fund II - Service Advised by: Federated Equity Management Company	0.72%	3.73%	2.80%	1.73%
Seeks high current income.	Federated Hermes High Income Bond Fund II - Primary Advised by: Federated Equity Management Company	0.90%	8.23%	3.70%	5.59%
Seeks to achieve high current income and moderate capital appreciation.	Federated Hermes Managed Volatility Fund II - Primary Advised by: Federated Equity Management Company of Pennsylvania and Federated Investment Management Company	1.12%	7.03%	6.56%	6.85%
Seeks long-term capital growth, consistent with preservation of capital and balanced by current income.	Janus Henderson Balanced Portfolio - Service Advised by: Janus Henderson Investors US, LLC	0.87%	14.82%	8.21%	9.86%
Seeks long-term growth of capital.	Janus Henderson Research Portfolio - Service Advised by: Janus Henderson Investors US, LLC	1.07%	18.10%	13.83%	15.59%
To seek total return gained from the combination of dividend yield, growth of dividends and capital appreciation.	Transamerica Aegon Sustainable Equity Income VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Aegon USA Investment Management UK plc	0.72%	11.26%	8.39%	7.35%
To seek current income and preservation of capital.	Transamerica JPMorgan Asset Allocation - Conservative VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: J.P. Morgan Investment Management, Inc.	0.71%	10.63%	2.33%	4.91%
To seek capital appreciation with current income as a secondary objective.	Transamerica JPMorgan Asset Allocation - Moderate Growth VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: J.P. Morgan Investment Management, Inc.	0.77%	13.13%	5.83%	8.08%
To seek capital appreciation and current income.	Transamerica JPMorgan Asset Allocation - Moderate VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: J.P. Morgan Investment Management, Inc.	0.72%	11.89%	3.86%	6.33%
To seek long-term capital appreciation.	Transamerica JPMorgan Diversified Equity Allocation VP - Initial Advised by: Transamerica JPMorgan Diversified Equity Allocation VP; Sub-Advised by: J.P. Morgan Investment Management, Inc.	0.80%	19.45%	9.16%	11.18%
To seek to earn a total return modestly in excess of the total return performance of the S&P 500® Index while maintaining a volatility of return similar to the S&P 500® Index.	Transamerica JPMorgan Enhanced Index VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: J.P. Morgan Investment Management, Inc.	0.61%	16.21%	14.39%	14.61%
To seek capital appreciation with current income as a secondary objective.	Transamerica JPMorgan International Moderate Growth VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: J.P. Morgan Investment Management, Inc.	0.87%	18.02%	3.50%	5.77%
To seek long-term capital appreciation.	Transamerica Janus Mid-Cap Growth VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Janus Henderson Investors US LLC	0.84%	8.11%	7.17%	11.14%
Seeks to maximize long-term growth	Transamerica WMC US Growth VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Wellington Management Company LLP	0.64%	17.76%	12.32%	16.43%

(1)  Some Subaccounts may be available for certain policies and may not be available for all policies. You should work with Your registered representative to decide which Subaccount(s) may be appropriate for You based on a thorough analysis of Your particular insurance needs, financial objective, investment goals, time horizons, and risk tolerance.
(2) There can be no assurance that any money market portfolio offered under this Policy will be able to maintain a stable net asset value per share during extended periods of low interest rates, and partly as a result of Policy charges, the yield on the money market Subaccount may become extremely low and possibly negative.

NOTE: All underlying fund portfolios in the Transamerica Series Trust are advised by Transamerica Asset Management. The entities listed are the sub-advisers unless otherwise indicated.

CLOSED INVESTMENT OPTIONS:

The following subaccount is only available to Owners that held an investment in this subaccount on July 1, 2002. However, if any such Owner surrenders all of his or her money from this subaccount after July 1, 2002, that Owner may not reinvest in this subaccount.

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser(1)	Current Expenses	1 year	5 years	10 years
To seek to maximize total return.	Transamerica Small/Mid Cap Value VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Systematic Financial Management, L.P.	0.81%	9.81%	9.56%	9.81%

The following subaccount is only available to Owners that held an investment in this subaccount on December 21, 2007. However, if any such Owner surrenders all of his or her money from this subaccount after December 21, 2007, that Owner may not reinvest in this subaccount.

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser(1)	Current Expenses	1 year	5 years	10 years
Seeks long-term growth of capital.	Janus Henderson Overseas Portfolio - Service Advised by: Janus Henderson Investors US, LLC	0.96%	28.58%	9.17%	8.97%

Effective December 12, 2011, the following Subaccounts were closed to new investments.

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser(1)	Current Expenses	1 year	5 years	10 years
Long-term growth of capital.	AB Large Cap Growth Portfolio - Class B Advised by: AllianceBernstein L.P.	0.90%	12.85%	11.76%	15.88%
Seeks capital growth.	Invesco V.I. American Franchise Fund - Series I Advised by: Invesco Advisers, Inc.	0.85%	11.67%	10.35%	14.87%
Seeks long-term growth of capital.	Janus Henderson Enterprise Portfolio - Service Advised by: Janus Henderson Investors US, LLC	0.97%	7.41%	7.35%	12.51%
Seeks long-term growth of capital.	Janus Henderson Global Research Portfolio - Service Advised by: Janus Henderson Investors US, LLC	1.07%	20.60%	12.23%	12.64%

Please retain this Notice for future reference. The last prospectus and statement of additional information for the Policy dated May 1, 2007, as supplemented, contains more information about the Policy. You may contact us for additional information free of charge at (800) 525-6205 or write us at:
Transamerica Life Insurance Company
6400 C Street SW
Cedar Rapids, IA 52499

 Reports and other information about the Separate Account are available on the SEC’s website at sec.gov, and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

Product File Number on Edgar System - 333-190746
EDGAR Contract Identifier No. is #C000132442